

SECURITII 07001930 IION

CM

8-44856

RECD S.E.C.
FEB 2 2 2007
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barrett & Company Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Weybosset Street
(No. and Street)

Providence	**RI**	**02903**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson G. Saville **(401)351-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name - *if individual, state last, first, middle name)*

40 Westminster Street	**Providence**	**RI**	**02903**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Wilson G. Saville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett & Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

My Commission expires 6-26-05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
FEB 2 2 2007
WASH. D.C.
203

BARRETT & COMPANY

FINANCIAL STATEMENTS

December 31, 2006


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
203
SECTION

CONTENTS



BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Barrett & Company
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Barrett & Company as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrett & Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 2, 2007

40 Westminster Street Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

AN INDEPENDENTLY OWNED MEMBER OF THE McGLADREY NETWORK
WORLDWIDE SERVICES THROUGH RSM INTERNATIONAL

BARRETT & COMPANY

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS	2006	2005
Cash	$ 135,542	$ 168,521
Receivables from clearing organizations	108,980	82,806
Securities owned, at market value	50,251	58,177
Securities owned, not readily marketable, at estimated fair value	-	3,300
Memberships in exchanges, at cost	350	350
Furniture and office equipment, at cost, less accumulated depreciation of $183,439 and $168,974 at December 31, 2006 and 2005, respectively	46,238	60,703
Other assets	4	2,433
	$ 341,365	$ 376,290

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Securities sold, but not yet purchased, at market value	$ 9,292	$ 9,031
Accounts payable and accrued expenses	56,159	61,573
	65,451	70,604
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000 shares authorized, 244 and 269 shares outstanding at December 31, 2006 and 2005, respectively	275,000	275,000
Additional paid-in capital	278,386	278,386
Retained deficit	(249,062)	(247,700)
	304,324	305,686
Less cost of treasury stock, 25 shares	(28,410)	-
	275,914	305,686
	$ 341,365	$ 376,290

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF INCOME
Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions	$ 1,818,361	$ 1,873,013
Gain on firm's securities trading accounts	1,749,849	1,807,918
Profits from underwriting and selling groups	13,695	23,385
Margin interest	127,774	94,012
Other revenue	162,458	155,365
	3,872,137	3,953,693
EXPENSES		
Stockholder officers' compensation and benefits	580,704	587,163
Employee compensation and benefits	2,325,801	2,412,562
Commissions and floor brokerage	10,881	17,077
Clearance charges paid to nonbrokers	280,390	287,731
Communications	195,872	189,952
Occupancy and equipment costs	193,183	183,597
Nonrecurring charges	9,000	950
Regulatory fees and expenses	24,734	25,764
Taxes, other than income taxes	118,042	123,848
Other operating expenses	134,892	127,670
	3,873,499	3,956,314
NET LOSS	$ (1,362)	$ (2,621)

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount				
Balances at January 1, 2006	269	$ 275,000	$ 278,386	$ -	$ (247,700)	$ 305,686
Net loss	-	-	-	-	(1,362)	(1,362)
Purchase of treasury shares	(25)	-	-	(28,410)	-	(28,410)
Balances at December 31, 2006	244	$ 275,000	$ 278,386	$ (28,410)	$ (249,062)	$ 275,914
Balances at January 1, 2005	269	$ 275,000	$ 278,386	$ -	$ (245,079)	$ 308,307
Net loss	-	-	-	-	(2,621)	(2,621)
Balances at December 31, 2005	269	$ 275,000	$ 278,386	$ -	$ (247,700)	$ 305,686

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,362)	$ (2,621)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	14,465	14,465
Change in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	(26,174)	12,343
Securities owned, at market value	7,926	29,216
Securities owned, not readily marketable, at estimated fair value	3,300	-
Other assets	2,429	(1,160)
Increase (decrease) in:		
Securities sold, but not yet purchased, at market value	261	(26,284)
Accounts payable and accrued expenses	(5,414)	(11,803)
Net cash (used in) provided by operating activities	(4,569)	14,156
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures	-	(7,676)
Net cash used in investing activity	-	(7,676)
CASH FLOWS FROM FINANCING ACTIVITY		
Purchase of 25 shares of common stock for the treasury	(28,410)	-
Net cash used in financing activity	(28,410)	-
Net increase (decrease) in cash	(32,979)	6,480
CASH		
Beginning	168,521	162,041
Ending	$ 135,542	$ 168,521

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis as required by generally accepted accounting principles is not material to these financial statements.

Marketable investment securities: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Income taxes: The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. The depreciation expense and accumulated depreciation for the year ended December 31, 2006 were $14,465 and $183,439, respectively, and for the year ended December 31, 2005, $14,465 and $168,974, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2006 exceeded the insurance limits by approximately $92,500.

Note 3. NFS AGREEMENT

Barrett & Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the NASD and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement between the two parties can be terminated by giving ninety days prior written notice to the other party.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss as unnecessary, since historically these losses have been minimal and immaterial.

Note 4. OPERATING LEASES

The Company leases office space in Providence, Rhode Island and certain office equipment under operating lease agreements. The Providence office space is leased from a related party (See Note 8). The various leases expire through February 2010. Total lease expense for the years ended December 31, 2006 and 2005 was $129,777 and $130,657, respectively.

At December 31, 2006, future minimum lease payments for the office space and equipment were as follows:

Years ending December 31		
2007	$	122,452
2008		108,000
2009		108,000
2010		18,000
	$	356,452

Note 5. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 6. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and net capital requirements of approximately $210,185 and $100,000 respectively. At December 31, 2005, the Company had net capital and net capital requirements of approximately $233,320 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2006 and 2005 were .27 to 1 and .26 to 1, respectively.

Note 7. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2006 and 2005.

Note 8. RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The partnership is owned by the stockholders of the Company and a stockholder's son. The space is leased under a noncancelable lease that expires in February, 2007. Rent expense related to the lease amounted to $108,000 for both years ended December 31, 2006 and 2005.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. Shareholders of the Company have pledged certain personally owned marketable securities to fulfill this obligation.

Note 9. PENSION PLAN

The Company has a noncontributory 401(k) plan. The Plan's assets are held by National Financial Services, LLC (NFS).

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Note 10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully-disclosed basis with National Financial Service, LLC (NFS). NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

	2006	2005
AGGREGATE INDEBTEDNESS		
Other accrued expenses	$ 56,159	$ 61,573
Total aggregate indebtedness	$ 56,159	$ 61,573
Minimum required net capital	$ 100,000	$ 100,000
NET CAPITAL		
Stockholders' equity	$ 275,914	$ 305,686
Deductions:		
Non-allowable receivables	13,695	-
Exchange memberships	350	350
Furniture and office equipment, net of accumulated depreciation	46,238	60,703
Other assets	4	713
Securities owned, not readily marketable, at estimated fair value	-	3,300
Haircuts on securities owned	5,442	7,300
Net capital	210,185	233,320
Minimum required net capital	100,000	100,000
Capital in excess of minimum requirement	$ 110,185	$ 133,320
Ratio of aggregate indebtedness to net capital	0.27 to 1	0.26 to 1

BARRETT & COMPANY

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

BARRETT & COMPANY

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2006 and 2005

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

END